SJ **||||||| 08032354 |||||||** MMISSION 9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-38398

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____04/01/07_____ AND ENDING _____03/31/08_____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marquis Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23236 Lyons Avenue, Suite 221
(No. and Street)

Santa Clarita	CA	91321
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory Goldstein   661-255-4612
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miceli & Koenig, CPA's P.C.
(Name – if *individual, state last, first, middle name*)

485 Underhill Blvd, Suite 100	Syosset	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    X Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Gregory Goldstein__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Marquis Financial Services, Inc.__ , as of __March 31__ __~20 08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA VILLACORTA
Commission # 1622096
Notary Public - California
Los Angeles County
My Comm. Expires Nov 15, 2009

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.

CONTENTS



MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.
Santa Clarita, California

We have audited the accompanying statement of financial condition of Marquis Financial Services of Indiana, Inc. (d/b/a Marquis Financial Services, Inc.) as of March 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Marquis Financial Services of Indiana, Inc. as of March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
May 28, 2008

-1-

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2008

ASSETS

CURRENT ASSETS:

Cash	$47,854
Receivables from brokers and dealers	110,082
Other assets	17,240
Total Current Assets	175,176
PROPERTY AND EQUIPMENT, NET	3,598
Total Assets	**$178,774**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	100,784
Total Liabilities	100,784

STOCKHOLDER'S EQUITY:

Common stock - $0.10 par value; 50,000 shares authorized; 850 shares issued and outstanding	85
Additional paid-in capital	118,961
Accumulated deficit	(41,056)
Total Stockholder's Equity	77,990
Total Liabilities and Stockholder's Equity	**$178,774**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2008

REVENUES:	
Commissions	$579,890
Other income	4,004
Interest income	1,396
	585,290
OPERATING EXPENSES:	
Compensation and related costs	512,951
Clearance and exchange fees	1,948
Regulatory fees	5,171
Other operating expenses	32,254
Occupancy and equipment rentals	15,613
Communications and data processing	5,791
Professional fees	28,209
Office expenses	14,324
	616,261
Loss before provision for income taxes	(30,971)
Provision for income taxes	1,750
NET LOSS	**($32,721)**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($32,721)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,832
Decrease in receivables from brokers and dealers	2,649
Increase in other assets	(5,513)
Increase in accounts payable, accrued expenses and other liabilities	20,934
NET CASH PROVIDED BY OPERATING ACTIVITIES	(12,819)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of advances to officer	5,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,000
NET DECREASE IN CASH	(7,819)
CASH, BEGINNING OF YEAR	55,673
CASH, END OF YEAR	**$47,854**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2008

	Total	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance April 1, 2007	110,711	$85	$118,961	($8,335)
Contributions of additions to capital	-0-	-0-	-0-	-0-
Net loss	(32,721)	-0-	-0-	(32,721)
Balance March 31, 2007	**$77,990**	**$85**	**$118,961**	**($41,056)**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A MARQUIS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION AND BASIS OF PRESENTATION

Marquis Financial Services of Indiana, Inc. (the "Company" formerly known as Benchmark Capital Management) was incorporated in the State of Wisconsin on June 6, 1985. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"), and the Securities Investor Protection Corporation (the "SIPC"). The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities.

The Company executes all of its customer trades through a New York Stock Exchange member firm as an introducing broker that earns commissions on its introduced customers. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company operates out of two locations: Santa Clarita, California and Spring Hill, Florida.

The Company is owned by Wall Street at Home.Com, Inc.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Cash and Cash Equivalents (cont'd).

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation and the SIPC up to $100,000. At March 31, 2008, the Company did not have cash or cash equivalent balances at risk.

Securities Transactions and Valuation of Investments

Customer securities transactions are reported on a settlement date basis, while securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation, or if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business. Invested cash is valued at cost which is its estimated fair value.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Office equipment   5 years
Furniture and fixtures   7 years

Fair Value of Financial Instruments

The carrying amount reported in the statement of financial condition for accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).**

Advertising Expense

All costs of advertising are expensed as incurred.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes", which requires that the Company follow the liability method of accounting for income taxes. The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes referred to as "temporary differences". A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

The principal temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting are as follows:

The basis of property and equipment for financial reporting exceeds their tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. The excess will be taxable in future periods through reduced depreciation deductions for tax purposes.

The basis of prepaid expenses for financial reporting exceeds their tax basis since the Company has elected to expense these costs, which are deminimus and/or under twelve months long, in the year incurred. The excess will be taxable in future periods through reduced expense deduction for tax purposes.

3 - **RELATED PARTY TRANSACTION**

During the year ended March 31, 2008, the Company offset advances of $5,000 against commissions owed to its officer.

4 - **DUE FROM CLEARING BROKER**

In accordance with the clearing agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the clearing broker.

4 - DUE FROM CLEARING BROKER (CONT'D).

The following amounts are due from the Company's clearing brokers as reflected on the statement of financial condition as of March 31, 2008:

Commissions receivable	$ 100,082
Good faith deposits	10,000
	$ 110,082

5 - PROPERTY AND EQUIPMENT

Office equipment	$ 7,418
Furniture and fixtures	4,206
	11,624
Less: Accumulated depreciation and amortization	8,026
	$ 3,598

Depreciation and amortization expense related to property and equipment amounted to $1,832 for the year ended March 31, 2008.

6 - REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum regulatory net capital, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At March 31, 2008, the Company had regulatory net capital of $57,152, which was $50,433 in excess of its minimum regulatory net capital requirement of $6,719. The Company's net capital ratio was 1.76 to 1.

7 - COMMITMENTS AND CONTINGENCIES

Concentrations of Credit Risk

The Company is contingently liable for losses incurred by its clearing brokers from defaults in payments of funds or delivery of securities by any introduced customer accounts.

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

7 - COMMITMENTS AND CONTINGENCIES (CONT'D).

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts it business.

As of March 31, 2008, there were no significant customer accounts having unsecured debit balances that presented any risk.

Financial instruments that potentially subject the Company to significant concentrations of credit risk and off balance sheet risk consist principally of commissions receivable from the Clearing Broker. The Company clears its transactions through a broker-dealer on a fully disclosed basis. A substantial portion of the Company's assets are represented by a receivable from the Clearing Broker.

<u>Contingencies and Settlements</u>

The Company, subsequent to March 31, 2008, reached a settlement on an arbitration suit that required the company to pay the claimant $9,330 in lieu of damages sought. The amount of the settlement on this case has been recorded and is reflected in the financial position and net capital of the Company at March 31, 2008.

In addition, the Company is currently a defendant in several actions and lawsuits for the alleged violations of federal and state laws which are incidental to its securities business. The claims are for substantial damages and the Company is vigorously defending itself. Management of the Company, after consultation with outside legal counsel, is not in a position to evaluate the likelihood of an unfavorable outcome to the Company on some of the actions, nor to estimate the amount or range of any potential losses to the Company, if any. However, management is of the opinion that the ultimate liability which might result from such actions would not have a material effect on the Company's financial position or net capital. Accordingly, no provision has been made in these financial statements. The Company has issued counterclaims on some of these actions and has other action pending seeking damages.

The Company has been named in a suit where a judgement of $75,000 was granted. The Company was not involved in the matter described in the suit and has posted a letter of credit to appeal the judgement. The appeal will ask that the judgement be lifted and damages be paid to the company since the claimant had perjured himself. Management is of the opinion, after reviewing such actions with counsel, that the ultimate assets which might result from such actions would not have a material effect on the Company's financial position. Accordingly, no provision has been made in these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A MARQUIS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

7 - **COMMITMENTS AND CONTINGENCIES (CONT'D).**

Contingencies and Settlements (cont'd).

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Operating Lease

The Company has a two-year lease agreement for its office space. Future minimum lease payments at March 31, 2009 is $10,884.

Rent expense charged to activities for the year ended March 31, 2008 amounted to $11,910. The lease has escalation for real estate taxes and operating expenses.

The Company has a non-cancelable operating lease for office equipment requiring payment of $258 a month through April 2009. Future minimum rentals are as follows:

Years Ending March 31:	
2009	$ 3,096
2010	258
	$ 3,354

8 - **PROVISION FOR INCOME TAXES**

The provision for income taxes is summarized as follows:

Federal	$ -0-
State	1,750
Deferred:	
Federal	-0-
State	-0-
	$ 1,750

The Company has available federal and state net operating loss carry-overs of approximately $58,000 to offset future income tax liabilities. These carry-overs expire through 2020.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED MARCH 31, 2008

COMPUTATION OF NET CAPITAL

Total stockholder's equity		$77,990
Less: Nonallowable assets		
Property and equipment	3,598	
Other assets	17,240	
		20,838
Net capital		**$57,152**

CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED

Minimum net capital required 6-2/3% of $100,784 pursuant to Rule 15C3-1	6,719
Minimum dollar net capital requirement of reporting broker/dealer	5,000
Minimum net capital requirements of broker/dealer	6,719
EXCESS NET CAPITAL	**$50,433**
EXCESS NET CAPITAL AT 1,000 %	$47,074
AGGREGATE INDEBTEDNESS	**$100,784**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.76

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
COMPUTATION OF RESERVE FORMULA AND INFORMATION RELATING
TO POSSESSION AND CONTROL PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED MARCH 31, 2008

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SECURITIES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
A RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2008

ASSETS

	Audit	Focus Report Unaudited	Difference
CURRENT ASSETS:			
Cash	$ 47,854	$ 88,549	(a) $ (40,695)
Receivables from brokers and dealers	110,082	20,808	(b) 89,274
Due from related parties	-0-	5,000	(c) (5,000)
Other assets	17,240	17,348	(d) (108)
Total Current Assets	175,176	131,705	43,471
PROPERTY AND EQUIPMENT, NET	3,598	5,430	(e) (1,832)
Total Assets	$ 178,774	$ 137,135	$ 41,639

LIABILITIES AND STOCKHOLDER'S EQUITY

	Audit	Focus Report Unaudited	Difference
LIABILITIES:			
Accounts payable, accrued expenses and other liabilities	$ 100,784	$ 40,651	(f) $ 60,133
Total Liabilities	100,784	40,651	60,133
STOCKHOLDER'S EQUITY:			
Common stock - $0.10 par value; 50,000 shares authorized; 850 shares issued and outstanding	85	85	-0-
Additional paid-in capital	118,961	118,961	-0-
Retained earnings (accumulated deficit)	(41,056)	(22,562)	(g) (18,494)
Total Stockholder's Equity	77,990	96,484	(18,494)
Total Liabilities and Stockholder's Equity	$ 178,774	$ 137,135	$ 41,639

(a) Reclassification of cash held at clearing house included in Line 2 - Receivables from brokers and dealers in focus report.

(b) Adjustment of net commissions receivable from unsettled trade at March 31, 2008, and reclassification of cash.

(c) Adjustment for advance on behalf of shareholder of $5,000 reclassified to commissions.

(d) Adjustment for various reclassification and misposting.

(e) Adjustment for depreciation on equipment.

(f) Adjustment for various year-end accruals, including settlements which happen after focus report was filed.

(g) Summary of difference listed above.

MARQUIS FINANCIAL SECURITIES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF MARCH 31, 2008

Net capital as reported on the Focus Report, Part IIA	$	73,706
Adjustments		(17,649)
Net capital as adjusted and as reported per audited financial statements	$	56,057

The difference between the auditors' net capital and the net capital reported by the broker is primarily a revision of estimates that were used to file the original Form X-17a-5(a) due to required filing deadlines. The audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for Marquis Financial Services, Inc. to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors of
Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.
Santa Clarita, California

In planning and performing our audit of the financial statements of Marquis Financial Services of Indiana, Inc., d/b/a Marquis Financial Services, Inc. ("The Company") as of and for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
May 28, 2008

